18000643

SEC

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MAY 24 2018

Washington DC 412

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65845

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CANDLEWOOD SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 SUPERIOR AVE., SUITE 1800
(No. and Street)

CLEVELAND (City) OHIO (State) 44114 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEPHEN J. LATKOVIC, 216-472-6642
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SKODA MINOTTI & CO
(Name – *if individual, state last, first, middle name*)

6685 BETA DRIVE (Address) MAYFIELD HEIGHTS (City) OH (State) 44143 (Zip Code)

RECEIVED 2018 MAY 24 PM 1:46 SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHEN J. LATKOVIC, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CANDLEWOOD SECURITIES LLC, as of DECEMBER 31, 20 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

Notary Public

NOTARIAL SEAL STATE OF OHIO

DEBORAH LIPSTREU
NOTARY PUBLIC
STATE OF OHIO
Comm. Expires
11-15-2022

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL AUDIT REPORT

For the Period from January 1, 2017 to December 31, 2017

Candlewood Securities LLC
(Name of Respondent)

600 Superior Ave., East, Ste. 1800
Cleveland, Ohio 44114
(Address of Principal Executive Office)

Mr. Stephen Latkovic
Candlewood Securities LLC
600 Superior Ave., East, Ste. 1800
Cleveland, Ohio 44114
(216) 472-6660
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

CANDLEWOOD SECURITIES, LLC

TABLE OF CONTENTS

SKODA MINOTTI & CO.
CERTIFIED PUBLIC ACCOUNTANTS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE MEMBER
CANDLEWOOD SECURITIES, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Candlewood Securities, LLC (the Company) as of December 31, 2017, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Candlewood Securities, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

SKODA MINOTTI & CO.

Skoda Minotti

Cleveland, Ohio
February 23, 2018

We have served as Candlewood Securities, LLC's auditor since September 28, 2016.

Akron | 3320 W. Market Street, Suite 300, Fairlawn, Ohio 44333 ph 330 668 1100 | fx 440 646 1615
Cleveland | 6685 Beta Drive, Mayfield Village, Ohio 44143 | ph 440 449 6800 | fx 440 646 1615
Skoda Minotti | Certified Public Accountants | www.skodaminotti.com
AKRON | CLEVELAND | TAMPA

CANDLEWOOD SECURITIES, LLC

Statement of Financial Condition

December 31, 2017

ASSETS

Cash	$ 60,245
Prepaid expenses	11,759
TOTAL ASSETS	$ 72,004

LIABILITIES AND MEMBERS' EQUITY

Accounts payable	$ 1,173
Accrued commissions	34,344
TOTAL LIABILITIES	35,517
MEMBERS' EQUITY	36,487
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 72,004

See accompanying Notes to Financial Statements

CANDLEWOOD SECURITIES, LLC

Statement of Operations

For the Year Ended December 31, 2017

REVENUES	$ 917,896
OPERATING EXPENSES	
Legal and Professional Fees	40,633
Commission Expense	812,276
Regulatory Expense	15,552
Occupancy and Shared Expenses	5,410
Fidelity Bond Expense	1,064
Technology, Data & Communications	1,185
Other	268
TOTAL EXPENSES	876,388
NET INCOME	$ 41,508

See accompanying Notes to Financial Statements

CANDLEWOOD SECURITIES, LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2017

BALANCE, January 1, 2017	$ 44,979
Distributions	(50,000)
Net Income	41,508
BALANCE, December 31, 2017	$ 36,487

See accompanying Notes to Financial Statements

CANDLEWOOD SECURITIES, LLC

Statement of Cash Flows

For the Year Ended December 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 41,508
Adjustments to net income in operations:	
Change in assets and liabilities:	
Decrease in accounts receivable	30,563
Increase in prepaid expenses	(3,308)
Decrease in accounts payable	(2,294)
Increase in accrued commissions	6,379
NET CASH PROVIDED BY OPERATING ACTIVITIES	72,848
CASH FLOWS FROM FINANCING ACTIVITIES	
Member's distributions	(50,000)
NET CASH USED BY FINANCING ACTIVITIES	(50,000)
NET INCREASE IN CASH	22,848
CASH, beginning of year	37,397
CASH, end of year	$ 60,245

See accompanying Notes to Financial Statements

NOTE A - Summary of significant accounting policies

Business activity
Candlewood Securities LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934. The Company provides general investment banking and advisory services to a wide array of clients, ranging from start-ups to publicly traded companies. Its broker-dealer services focus primarily on private placements for closely-held companies or institutional investment funds.

The Company was formed on September 9, 2002, as an Ohio limited liability company; as such, its sole member possess limited personal liability for obligations of the Company. The Company will continue to exist perpetually unless terminated earlier by its sole member.

As a member of the Financial Industry Regulatory Authority (FINRA), the Company is exempt from the requirements of Rule 15c3-3 of the Securities and Exchange Commission (SEC) because it operates under Section (k)(2)(i) of that Rule.

The Company is required to maintain a minimum net capital balance (as defined) of $5,000, pursuant to the SEC's Uniform Net Capital rule 15c3-1. The Company's net capital balance was $24,728 at December 31, 2017. The Company must also maintain a ratio of aggregate indebtedness (as defined) to net capital of not more than 15 to 1. The Company's ratio was 1.43 to 1 at December 31, 2017.

Basis of accounting
The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Income taxes
The Company, with the consent of its members, was formed as a limited liability company. The operating agreement, construed under Ohio laws, states that the Company will be treated as a partnership for federal and state income tax purposes. In lieu of paying taxes at the company level, the members of a limited liability company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of Accounting Standards Codification 740, Income Taxes (ASC 740). Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities.

As of December 31, 2017 the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. It is the Company's policy to include any penalties and interest related to income taxes in its operating expenses, however, the Company currently has no penalties or interest related to income taxes. The earliest year that the Company is subject to examination is the year ended December 31, 2014.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue recognition
Revenue is recognized upon the completion of a transaction.

Evaluation of subsequent events
The Company has evaluated events and transactions that occurred between December 31, 2017 and February 23, 2018 which is the date that the financial statements were issued for possible recognition or disclosure in the financial statements. There were no material subsequent events.

NOTE B - Related party

The Company is party to a services agreement with Candlewood Partners LLC., its sole member, whereby the Company pays $440 per month for rent and utilities incurred by Candlewood Partners on behalf of the Company. Expenses of $5,280 were reported by the Company related to this agreement for the year ended December 31, 2017.

CANDLEWOOD SECURITIES, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2017

COMPUTATION OF NET CAPITAL

Total member's equity from statement of financial condition	$ 36,487
Deductions and/or charges:	
Prepaid expenses	(11,759)
Total non-allowable assets	(11,759)
Net capital before haircuts on securities positions	24,728
Haircuts on securities	--
NET CAPITAL	$ 24,728

AGGREGATE INDEBTEDNESS

Total liabilities from statement of financial condition	$ 35,517
Percentage of aggregate indebtedness to net capital	1.43 to 1.0

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 2,369
Minimum dollar required net capital	$ 5,000
Net capital requirement	$ 5,000
EXCESS NET CAPITAL	$ 19,728

Statement Pursuant to Rule 17a-5(d)(2)(iii)

Reconciliation with Company's computation of net capital as presented in Part IIA of Form X-17A-5 as of December 31, 2017

Net Capital as reported in Company's Part IIA (unaudited) FOCUS report	$59,072
Net Capital as reported above	24,728
Difference	$34,344

A reconciliation to the Company's Computation of Net Capital as reported above from Part IIA of Form X-17a-5 consists of an increase in Accounts Payable of $34,344, resulting from an adjusting journal entry recorded by the Company.

SKODA MINOTTI & CO.
CERTIFIED PUBLIC ACCOUNTANTS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED ACCOUNTANTS ON APPLYING AGREED-UPON PROCEDURES

TO THE MEMBER
CANDLEWOOD SECURITIES, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2017, which were agreed to by Candlewood Securities, LLC (CWS) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating CWS's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). CWS's management is responsible for CWS's compliance with those requirements. The agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

SKODA MINOTTI & CO.

Skoda Minotti

Cleveland, Ohio
February 23, 2018

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended 12/31/2017

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

12*12*****2175*********************MIXED AADC 220
65845 FINRA DEC
CANDLEWOOD SECURITIES LLC
600 SUPERIOR AVE E STE 1800
CLEVELAND, OH 44114-2654

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Debbie Lipstreu
216-472-6668

2. A. General Assessment (item 2e from page 2) $ 1376.84

B. Less payment made with SIPC-6 filed (exclude interest) (203 40)

7/14/17
Date Paid

C. Less prior overpayment applied (-0-)

D. Assessment balance due or (overpayment) 1173 44

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 1173 44

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1173 44

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Candlewood Securities LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Controller
(Title)

Dated the 19th day of January, 2018.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2017 and ending 12/31/2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 917,896 00
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -0-	
Enter the greater of line (i) or (ii)	-0-
Total deductions	-0-
2d. SIPC Net Operating Revenues	$ 917,896 00
2e. General Assessment @ .0015	$ 1376 84
	(to page 1, line 2.A.)

SKODA MINOTTI & CO.
CERTIFIED PUBLIC ACCOUNTANTS

Delivering on the Promise.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

TO THE MEMBER
CANDLEWOOD SECURITIES, LLC

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions from SEC Rule 15c3-3, in which (1) Candlewood Securities, LLC (the Company), identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

SKODA MINOTTI & CO.

Skoda Minotti

Cleveland, Ohio
February 23, 2018

Akron | 3320 W. Market Street, Suite 300, Fairlawn, Ohio 44333 ph 330 668 1100 | fx 440 646 1615
Cleveland | 6685 Beta Drive, Mayfield Village, Ohio 44143 | ph 440 449 6800 | fx 440 646 1615
Skoda Minotti | Certified Public Accountants | www.skodaminotti.com
AKRON | CLEVELAND | TAMPA

Candlewood Securities LLC
600 Superior Ave East, Suite 1800
Cleveland, Ohio 44114

February 23, 2018

Candlewood Securities LLC

SEC RULE 15c3-3 EXEMPTION REPORT

To the best of its knowledge and belief, Candlewood Securities LLC states the following:

Candlewood Securities LLC is exempt from SEC Rule 15c3-3 (the Customer Protection Rule) pursuant to exemptive paragraph 15c3-3(k)(2)(i).

Candlewood Securities LLC has met the identified exemptive provision noted above throughout the most recent fiscal year of 2017 without exception.

I, Stephen J. Latkovic, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Sincerely,

Stephen J. Latkovic
Managing Director/CCO